Exhibit 21.1

List of Enerflex Ltd. Subsidiaries as of December 31, 2021

	Name of Subsidiary or Organization	Jurisdiction of Incorporation	Percentage of Voting Securities Owned Directly or Indirectly

1.	Enerflex Energy Systems Inc.	Delaware	100%

2.	Enerflex Energy Systems (Australia) PTY Ltd	Australia	100%

3.	Enerflex Australasia Holdings Pty Ltd.	Australia	100%

4.	Cooperatief Enerflex U.A.	Netherlands	100%

5.	Enerflex Middle East Ltd.	Barbados	100%

6.	Enerflex Netherlands Cooperatief U.A.	Netherlands	100%

NOTE: The Company has elected to exclude certain subsidiaries that do not constitute a “Significant Subsidiary” as set forth in Section 601(b)(21) of Regulation S-K.